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FILED VIA EDGAR

April 18, 2022

Mr. Daniel Greenspan
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Schedule 14A – Zazove Convertible Securities Fund, Inc.

Dear Mr. Greenspan:

On behalf of Zazove Convertible Securities Fund, Inc. (the “Registrant”), we submit this response to the comments from the Staff of the U.S. Securities and Exchange Commission (the “Commission”) relating to the Registrant’s Proxy Statement Pursuant to Section 14(a) of the Securities Exchange Act of 1934 filed on Schedule 14A on April 18, 2022 (the “Proxy”).

Below we identify in bold the Staff’s comments, and note in regular type our responses.  Capitalized terms used but not defined in this letter have the meanings assigned to them in the Proxy.  We have attempted to restate accurately the Staff’s comments, which the Staff provided during a conversation on April 8, 2022.

When a comment specific to one section of the document would apply to similar disclosure elsewhere in the document, we will make the changes consistently throughout the document, as appropriate.

1)	Staff Comment 1: Please specify the number of shares required to constitute a quorum and how the existence of a quorum will be determined.

Response:  The Registrant has addressed the Staff’s comment in the Proxy.

2)	Staff Comment 2: Please address how abstentions and broker non-votes will affect the ability to approve the Proposal.

Response: The Registrant has addressed the Staff’s comment in the Proxy.

3)
Staff Comment 3: Please disclose the estimated cost savings from reduced compliance that are used to calculate the cost savings estimates in addition to the cost savings from the reduced management fee.

Response: The Registrant has addressed the Staff’s comment in the Proxy.

Should you have any additional questions concerning the filing, please call me at (212) 839-8673.

Very truly yours,

/s/ Nathan J. Greene

Nathan J. Greene

cc:	Steven Kleiman, Zazove Convertible Securities Fund, Inc.